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                           September 10, 2020

       Charles N. Funk
       Chief Executive Officer
       MidWestOne Financial Group, Inc.
       102 South Clinton Street
       Iowa City, Iowa 52240

                                                        Re: MidWestOne
Financial Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed September 3,
2020
                                                            File No. 333-248574

       Dear Mr. Funk:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance